Contact

www.linkedin.com/in/brett-burton-b0822122 (LinkedIn)

Top Skills

Strategic Partnerships
Community Outreach
Email Campaigning

Brett Burton

Co-Founder at Red Hen | Marketing Operator & Strategist
Boston, Massachusetts, United States

Experience

Red Hen App LLC
Co-Founder & President
October 2024 - Present (1 year 11 months)

• Co-founded Red Hen App LLC, currently leading strategic direction and supporting daily operations of the company.
• Onboarded and collaborated with a skilled dev team to design a groundbreaking marketplace application for iOS and Android.
• Focus on content, marketing systems, crowdfunding campaigns and product development
• Established and communicated the brand's vision and mission to align team efforts and drive growth.

Arts Attack Publications
Marketing Manager
March 2023 - Present (3 years 6 months)

Freelance
Growth Marketer
March 2018 - Present (8 years 6 months)

• Develop and execute marketing strategies to improve funnel acquisition
• Manage multi-channel digital campaigns to enhance client engagement and brand visibility.
• Create and plan social content to support clients objectives
• Paid acquisition, SEO, automation, customer retention, content, and marketing ops

Regenerative Farmers of America
Director of Network Ecology
July 2024 - February 2025 (8 months)

Life Is My Movie Entertainment
Marketing and Social Media Campaign Director
February 2019 - March 2020 (1 year 2 months)

Crypto Insider
Contributor
September 2018 - January 2020 (1 year 5 months)

Crypto Taco
Growth & Marketing
July 2018 - January 2020 (1 year 7 months)

Spotlight:Girls
Sales & Marketing Consultant
March 2018 - September 2018 (7 months)

Premiere Creative Technologies
Director of Business Development
June 2015 - August 2016 (1 year 3 months)
12 Channel St. Boston, MA

Developed and managed new client relationships
Implemented innovative AV technologies for meetings and events
Developed business strategies to drive long-term growth

Next Step Living
Team Lead - MA Metro Region
June 2014 - August 2016 (2 years 3 months)
21 Drydock Ave Boston, MA

Managed a team of outreach event representatives
Conducted monthly trainings to align team with company goals
Analyzed productivity reports and created SMART goals for continuous improvement
Administered performance evaluations and provided feedback

GladlyDo
Community Manager
April 2016 - July 2016 (4 months)
Greater Boston Area

Connected people and businesses with local college students for odd jobs, errands, and event staffing

AG Salesworks
Business Development Representative
May 2012 - February 2014 (1 year 10 months)
Norwood, MA

Managed marketing data to drive sales forecasts

Conducted cold calls and established relationships with potential clients

Nurtured accounts to support client sales efforts

Boston Cedar & Millwork, Inc

Inside Sample Product Coordinator/Inventory Specialist

May 2011 - May 2012 (1 year 1 month)

Coordinated with sales and marketing teams to acquire and retain customers

Processed orders and maintained inventory using DMSi's Agility software

Managed logistics using Appian Logistics software

Education

University of Massachusetts at Amherst - Isenberg School of Management

Bachelor of Business Administration (B.B.A.), Operations Management · (2007 - 2011)